SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange act of 1934


For the month of November 2003
Commission File No. 333-09410

                                 Marsulex Inc.

                       111 Gordon Baker Road, Suite 300
                                North York, ON
                                    M2H 3R1


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   __X__                               Form 40-F  _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    _______                                   No     __X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report


No.          Document

1. News Release dated November 6, 2003 ("MARSULEX REPORTS RESULTS FOR THIRD QUARTER 2003")

                                                     MARSULEX [GRAPHIC OMITTED]

NEWS RELEASE

   MARSULEX REPORTS RESULTS FOR THIRD QUARTER 2003


   TORONTO, Canada, November 6, 2003 -- Marsulex Inc. (TSX: MLX) today announced earnings before interest, taxes, depreciation and amortization (EBITDA1) of $7.9 million for the third quarter ending September 30, 2003, compared with $8.8 million for the same period last year. Revenue for the period was $33.9 million compared with $34.0 million last year. Net earnings were $2.6 million, or $0.08 per share basic, compared with net earnings of $1.2 million for the same period last year ($0.04 per share basic).

   EBITDA for the nine months ended September 30, 2003 was $24.1 million compared with $21.1 million in the same period last year. Revenue for the period was $103.0 million compared with $105.2 million last year; net earnings were $7.6 million or $0.24 per share basic compared with $1.7 million, or $0.05 per share basic.

   Marsulex President and Chief Executive Officer, David Gee, said he was pleased with the results. When the effects of the strong Canadian dollar are removed, the underlying strength of our core operations becomes very apparent. The year to date results also show clearly that the debt restructuring and cost reduction initiatives we have taken over the past year continue to have a positive effect on net earnings."

   Marsulex has three industry focused operating groups: Refinery Services, Western Markets and Power Generation. The Refinery Services Group recorded EBITDA of $6.2 million for the third quarter, an improvement of 5.1% over the same period last year despite the impact of the lower US dollar on the translation of the US denominated operations. All of the Group's operations performed well during the quarter.

   The Western Markets Group reported EBITDA for the quarter to $4.2 million compared with $5.1 million last year, in line with expectations.

   EBITDA for the Power Generation Group for the quarter was a profit of $0.1 million compared to a loss of $0.5 million for the same quarter in 2002. This reflects higher revenue during the period from fees earned on the Shajiao project in China as well as the group's continued investment in new compliance solutions for the power sector.

   In October, subsequent to the end of the third quarter, Marsulex acquired Duke Energy Gas Transmission's sulphur products assets. The acquisition was financed with existing cash. "The acquisition of these sulphur products assets ensures the continuity of Marsulex's participation in a business that has had a demonstrated record of reliable and sustainable earnings for many years, " Mr. Gee said. "Marsulex has had a long history with this business - having had the exclusive responsibility for marketing products from these assets for almost 15 years."

   The Company also held a ribbon cutting ceremony early in October celebrating the recent completion of the construction of its portion of the Syncrude project. Mr. Gee said, "This is an important milestone for the Company with the project being completed on schedule, on budget and ready for commissioning and startup which is tied to Syncrude's UE-1 upgrader project."

   Mr. Gee said that the strong performance of the business for the nine months and the contribution of the sulphur products assets acquired from Duke for most of the final quarter of the year, should enable Marsulex to report improved EBITDA for the year, ahead of expectations.

   Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.
   ----------------

   A conference call with analysts to review the Third Quarter 2003 results will be webcast live on www.newswire.ca/webcast Friday, November 7, 2003 at 10:00 a.m. Eastern Time.-----------------------


   (1) EBITDA is defined as earnings before interest, tax, depreciation and amortization, and can be calculated using the financial statement items of earnings (loss) from continuing operations before income taxes, and minority interest adjusted to exclude the impact of interest expense, amortization of deferred charges, amortization of intangible assets, unusual gains (losses), depreciation gains (losses) on disposal of property, plant and equipment and interest income. Management considers EBITDA to be a meaningful indicator of the Company's ability to service and/or incur debt, however, it is not a defined measure of operating performance under Canadian generally accepted accounting principles
       (GAAP). Marsulex's calculation of EBITDA may be different than calculation used by other entities.

   This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.


                                   # # # #

   For further information:

   David M. Gee                        or         Laurie Tugman
   President and CEO                              Executive Vice President & CFO

   Tel: (416) 496-4178                            Tel: (416) 496-4157


MARSULEX INC.
Consolidated Balance Sheets
(in thousands of dollars)

-----------------------------------------------------------------------------------------------------------------
                                                                            September 30,         December 31,
                                                                                2003                  2002
                                                                             (unaudited)
-----------------------------------------------------------------------------------------------------------------
Assets

Current assets:
  Cash and cash equivalents                                                   $ 27,096              $  7,940
  Cash held in trust (note 4(a))                                                18,896                    --
  Accounts receivable                                                           22,174                25,332
  Due from Chemtrade Logistics                                                     900                   900
  Inventories                                                                    1,800                 1,888
  Future tax asset                                                                 267                   267
  Prepaid expenses and other assets                                              1,106                 1,102
-----------------------------------------------------------------------------------------------------------------
                                                                                72,239                37,429

Property, plant and equipment                                                  144,059               134,424
Deferred charges and other assets, net of accumulated amortization               3,111                 5,337
Goodwill and intangible assets, net of accumulated amortization                 53,861                61,831
-----------------------------------------------------------------------------------------------------------------
                                                                              $273,270              $239,021
=================================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable                                                             $ 8,639               $ 9,207
  Accrued liabilities                                                           13,033                11,348
  Income taxes payable                                                           2,496                   838
  Interest payable                                                               2,102                    --
-----------------------------------------------------------------------------------------------------------------
                                                                                26,270                21,393

Long-term debt (note 4(a))                                                     122,314                95,943
Deferred revenues                                                                1,559                 1,818
Other liabilities                                                                8,484                 9,888
Future tax liability                                                            16,694                17,844

Shareholders' equity:
  Capital stock (note 6)                                                        57,738                57,625
  Retained earnings                                                             39,435                31,865
  Foreign currency translation adjustment                                          776                 2,645
-----------------------------------------------------------------------------------------------------------------
                                                                                97,949                92,135
-----------------------------------------------------------------------------------------------------------------
                                                                              $273,270              $239,021
=================================================================================================================

Subsequent event (note 3)

MARSULEX INC.
Consolidated Statements of Operations (unaudited)
(in thousands of dollars, except per share amounts)


--------------------------------------------------------------------------------------------------------------------------
                                                                   Three months ended             Nine months ended
                                                                      September 30                  September 30
--------------------------------------------------------------------------------------------------------------------------
                                                                    2003           2002           2003           2002
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                           $  33,884      $  34,036     $  103,009     $  105,248

Cost of sales and services                                           21,083         21,267         66,247         69,206
--------------------------------------------------------------------------------------------------------------------------
Gross profit                                                         12,801         12,769         36,762         36,042

Selling, general, administrative and other costs                      4,478          4,839         14,617         15,773
Foreign exchange loss (gain) on monetary items (note 8)                 430           (854)        (1,917)          (840)
Loss on disposal of property, plant and equipment                        --             --             --             20
Depreciation                                                          3,503          3,664         11,444         10,965
Unusual items (note 5)                                                   --          1,251             --         (2,361)
Amortization of deferred charges and intangible assets                  180            129            548            391
Interest expense                                                      2,748          2,367          7,121         11,294
Interest capitalized                                                   (953)          (392)        (2,523)        (1,952)
Interest income                                                        (315)          (419)          (482)        (1,714)
--------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and minority interest                    2,730          2,184          7,954          4,466

Income taxes (recovery):
     Current                                                            437            722            955          1,704
     Future                                                            (341)          (154)          (571)          (152)
--------------------------------------------------------------------------------------------------------------------------
                                                                         96            568            384          1,552
--------------------------------------------------------------------------------------------------------------------------
Earnings before minority interest                                     2,634          1,616          7,570          2,914

Minority interest                                                        --            439             --          1,181
--------------------------------------------------------------------------------------------------------------------------
Net earnings                                                     $    2,634     $    1,177     $    7,570     $    1,733
============================================================================= ============== ============== ==============

Earnings per share
    Basic:                                                            $ 0.08           $ 0.04       $ 0.24           $ 0.05
    Diluted:                                                          $ 0.08           $ 0.04       $ 0.24           $ 0.05



Consolidated Statement of Retained Earnings (unaudited)
For the nine months ended September 30, 2003 with comparative figures for 2002
(in thousands of dollars)
==========================================================================================================================
                                                                                                 2003          2002
--------------------------------------------------------------------------------------------------------------------------

Retained earnings, beginning of year:                                                        $  31,865     $  39,552

Premium on common stock purchased for cancellation                                                  --           (13)
Net earnings                                                                                     7,570         1,733

==========================================================================================================================
Retained earnings, end of period                                                             $  39,435     $  41,272
==========================================================================================================================

MARSULEX INC.
Consolidated Statements of Cash Flow (unaudited)
(in thousands of dollars)

==========================================================================================================================
                                                                      Three months ended         Nine months ended
                                                                         September 30              September 30
--------------------------------------------------------------------------------------------------------------------------
                                                                       2003         2002          2003         2002
--------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):
Operating activities:
 Net earnings                                                      $    2,634     $  1,177    $    7,570    $   1,733
 Items not affecting cash:
  Depreciation                                                          3,503        3,664        11,444       10,965
  Loss on disposal of property, plant and equipment                        --           --            --           20
  Gain on disposal of parts and services business and other assets         --           --            --       (3,612)
  Expenses incurred on the early retirement of debt (note 5)               --        1,185            --        1,185
  Amortization of deferred charges                                         71          129           220          391
  Amortization of intangible assets                                       109           --           328           --
  Future income taxes                                                    (341)        (154)         (571)        (152)
  Minority interest                                                        --          439            --        1,181
  Other non cash items                                                    103         (414)           51         (514)
--------------------------------------------------------------------------------------------------------------------------
                                                                        6,079        6,026        19,042       11,197
Decrease (increase) in non-cash operating working capital               3,972        6,361         6,012       (9,272)
--------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                  10,051       12,387        25,054        1,925

Financing activities:
    Increase in capital stock (note 6(a))                                 113           --           113          134
    Repurchase of common stock                                             --          (27)           --          (27)
    Repayment of long-term debt (note 5(a))                                --      (69,492)           --      (69,492)
    Increase in long-term debt (note 4(a))                                 --           --        40,000           --
--------------------------------------------------------------------------------------------------------------------------
                                                                          113      (69,519)       40,113      (69,385)

Investing activities:
  Proceeds on disposals of property, plant and equipment (note 5)          --           --            --        3,358
   Additions to property, plant and equipment                          (4,366)      (7,881)      (27,898)     (25,510)
   Decrease (increase) in other assets                                    635          787         1,525       (1,031)
   Decrease (increase) in cash held in trust (note 4(a))                7,385           --       (18,896)          --
   Note from Chemtrade Logistics                                           --           --            --        4,305
--------------------------------------------------------------------------------------------------------------------------
                                                                        3,654       (7,094)      (45,269)     (18,878)

Foreign exchange gain (loss) on cash held in foreign currency              40         (379)         (742)        (830)
--------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                       13,858      (64,605)       19,156      (87,168)

Cash and cash equivalents - beginning of period                        13,238       95,585         7,940      118,148

--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                          $   27,096    $  30,980    $   27,096    $  30,980
==========================================================================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements


1.    Basis of presentation:

      The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated statements except for the change in accounting policies described in note 2 below. These unaudited interim period financial statements do not include all the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2002 Annual Report.

2.    Changes in accounting policies:

      (a)  Hedging Relationships:

           The Company adopted the new CICA Accounting Guideline ("AcG 13") Hedging Relationships on January 1, 2003. This guideline requires the identification, designation, documentation and assessment of the effectiveness of hedging relationships, for the purpose of applying hedge accounting and discontinues hedge accounting of existing hedges. The adoption of this standard did not have an impact on its financial position since the Company's only material hedging relationship relates to its US dollar denominated debt used to acquire its US operations. This has been accounted for as a hedging relationship as disclosed in note 1(h) to the consolidated financial statements included in the Company's 2002 Annual Report.

      (b)  Disclosure of Guarantees:

           On January 1, 2003 the Company adopted the new CICA Accounting Guideline ("AcG 14"). The guideline requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantees. It also requires disclosure in interim and annual financial statements of its obligations under certain guarantees it has issued. The initial recognition and measurement provisions of AcG 14 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Adoption of AcG 14 did not have a material impact on financial statements of the Company.

           In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG 14 definition of a guarantee. The guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments (either in cash, financial instruments, other assets, shares of our stock or provision of services) to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another third party to pay its indebtedness when due.

           In the sale of all or a part of a business, in addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify against claims from the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the potential liability that the Company could be required to pay to counterparties. Where the Company believes the payment of an amount is likely and the amount can be reasonably estimated, the amounts will be accrued. As disclosed in note 14(c) to the consolidated financial statements included in the Company's 2002 Annual Report, the Company has indemnified Chemtrade Logistics Inc. for Notices and Findings of Violation relating to a facility it purchased and it is management's assessment that the most likely outcome will not have a material impact upon the financial position of the Company.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 2

3.    Subsequent Event

      On October 7, 2003 the Company acquired the sulphur products assets in Prince George, British Columbia from Duke Energy Gas Transmission. The purchase price, including estimated acquisition costs, was approximately $12,800,000 financed by the Company entirely through existing cash. The acquisition will be accounted for using the purchase method of accounting and will be consolidated from the date of acquisition.

4.    Long-term Debt

    ============================================================================
                                                   September, 30    December 31,
    (in thousands of dollars)                          2003              2002
    ----------------------------------------------------------------------------

    Long-term Loan
      7.3%, maturing 2019 (note 3(a))           $    40,000        $      --

    Senior Subordinated Notes:
       9-5/8% US $60,766,000, maturing 2008          82,314           95,943
    ----------------------------------------------------------------------------
    Total debt                                      122,314           95,943

    Less current portion                                 --               --

    ----------------------------------------------------------------------------
                                                $   122,314        $  95,943

    ============================================================================

      (a) On June 5, 2003 a wholly owned subsidariary of the Company entered into a Long-term Loan agreement to finance its portion of the construction of the environmental compliance facilities at Syncrude's Mildred Lakes oil sands facility in Alberta. The loan is secured by the subsidiary's assets. A general guarantee is provided by the Company until the successful startup of the facility as defined in the loan agreement at which time the general guarantee is released and the loan will be secured by the subsidiary's assets. If, after the successful startup of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility and as a result the servicing of the debt.

           The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest only payment required until the startup of the facility at which time the repayment of principal will be made over the next 15 years. The repayment of principal is expected to commence January 2005 with principal repayments due as follows:

           -------------------------------------------------------------------
           (in thousands of dollars)
           -------------------------------------------------------------------

           2004                                                            --
           2005                                                       $ 1,370
           2006                                                         1,473
           2007                                                         1,585
           2008                                                         1,704
           Thereafter                                                  33,868

           ===================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 3


4.    Long-term Debt (continued)

      (a) Under the terms of the agreement $40,000,000 was advanced to a loan account which is held in trust. As construction of the facility progresses, cash draws are made on the loan with the remaining amount held in trust and recorded separately in current assets as cash held in trust. As defined in the agreement, $7.5 million of the funds are required to remain in trust until the successful comissioning and startup of the facility.

      (b Standard & Poors revised its credit rating of the Company on June 2, 2003 to BB- from the BB rating received in June 1998 and consequently, the rating on the Senior Subordinated Notes was revised to B from the 1998 rating of B+.

5.    Unusual items:

    ============================================================================================
                                                    Three months ended       Nine months ended
     (in thousands of dollars)                         September 30            September 30
    --------------------------------------------------------------------------------------------
                                                     2003        2002        2003        2002
    --------------------------------------------------------------------------------------------
     Expenses incurred on the early
         retirement of debt (note 5(a))               --     $  1,251          --    $  1,251
     Gain on disposal of parts and service
         business and other assets (note 5(b))        --           --          --      (3,612)
    --------------------------------------------------------------------------------------------
     Total unusual items                              --     $  1,251          --    $ (2,361)
    ============================================================================================

      (a)  Offer to purchase bonds:

           On August 20, 2002 the Company completed the July 15, 2002 offer to purchase its 9 5/8% Senior Subordinated Notes by purchasing the obligated amount of $69,492,000 (US $44,234,000) principal at par plus accrued interest of $929,000 (US $591,000). Although US $47,230,000 million was tendered, under both the terms of the offer and the indenture, the Company was only obligated to purchase up to the amount of unutilized cash proceeds resulting from the Chemtrade Transaction.

           As part of the purchase, the Company incurred expenses of $1,251,000 comprised of writing off of deferred debt issuance costs of $1,185,000 and expenses incurred on the transaction of $66,000.

      (b)  Disposal of parts and service business and other assets:

           On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6.5 million, of which $3.4 million was received in cash.

           =====================================================================
           (in thousands of dollars)
           ---------------------------------------------------------------------
           Proceeds of disposition                                      $6,545
           Net book value and costs of sale                              2,933
           ---------------------------------------------------------------------
           Gain on sale, before income taxes                             3,612
           Income taxes                                                     --
           ---------------------------------------------------------------------
           Gain on sale, net of tax                                     $3,612
           =====================================================================

6.    Capital stock

      (a) During the third quarter in 2003, the Company issued 40,000 common shares for cash proceeds of $113,000 upon the exercise of stock options.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 4


       (b) On June 17, 2003 the Company announced its intention to make a Normal Course Issuer Bid (NCIB), pursuant to which the Company is entitled to purchase 1,341,677 of its common shares issued and outstanding. The NCIB commenced on June 19, 2003 and will terminate on June 18, 2004. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. No shares were acquired by the Company for cancellation during the period June 19, 2003 to September 30, 2003.

7.    Stock compensation

      The Company's results would have been as follows had it elected to recognize the cost of its stocked-based compensation based on the estimated fair value of stock options granted subsequent to January 1, 2002:

    ============================================================================================
                                                    Three months ended       Nine months ended
     (in thousands of dollars,                         September 30            September 30
      except per share amounts)
    --------------------------------------------------------------------------------------------
                                                     2003         2002       2003        2002
    --------------------------------------------------------------------------------------------
    Net earnings as reported                     $   2,634     $  1,177     $  7,570   $ 1,733
    Adjustment for stock options                       (34)         (57)        (136)     (141)

    --------------------------------------------------------------------------------------------
    Pro forma net earnings                           2,600        1,120        7,434     1,592
    --------------------------------------------------------------------------------------------

    Pro forma basic earnings per share                0.08         0.04         0.24      0.05
    Pro forma diluted earnings per share              0.08         0.04         0.24      0.05

    ============================================================================================

      During the period no new options were granted. The fair value of the stock options was estimated in 2002 and there are no changes to assumptions used in the Black-Scholes option-pricing model.

8.    Foreign exchange gains and losses on monetary items:

      The gains or losses arising from the translation of monetary assets and liabilities denominated in US dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and the resulting holding gains or losses are recorded in the statement of operations. In addition, all of the Company's US denominated revenues and expenses of its US operations have been translated into its Canadian dollar reporting currency at the average rate in effect during the year.

      The Company has self-sustaining operations holding US dollar assets and liabilities and the US dollar-denominated Senior Subordinated Notes used in the acquisition of the self-sustaining operations are considered to be a hedge of this net investment. Gains or losses arising from the translation of the financial statements of the self-sustaining operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of the shareholders' equity on the balance sheet.

9.    Comparative figures:

      Certain 2002 balances have been reclassified to conform to presentation adopted in 2003.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 5



10.   Business segments:

      The Company's activities are divided into four reportable segments. The three operating segments are Refinery Services, Western Markets and Power Generation. The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the preceding operating segments.

      Refinery Services provides outsourced compliance solutions to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, S02 recovery to ensure air quality compliance and regeneration of spent sulphuric acid produced during octane enhancement of gasoline.

      Western Markets upgrades sulphur-based by-products produced as part of air quality compliance activities.

      Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 6

10.   Business segments (continued):

Schedule of business segments (unaudited)
==========================================================================================================================
For the three months ended September 30                  Refinery Services       Western Markets        Power Generation
(in thousands of dollars)
                                                          2003       2002        2003       2002       2003        2002
--------------------------------------------------------------------------------------------------------------------------
Revenue from external customers                         17,583     17,327      13,333     14,052      2,968       2,657
==========================================================================================================================
Earnings (loss) before the undernoted                    6,231      5,888       4,249      5,140         54        (501)
Depreciation, including loss on disposal                 2,871      3,001         334        327        250         282
Unusual items                                               --         --          --         --         --          --
Amortization of deferred charges
 and intangible assets                                      --         --          --         --         --          --
Interest expense                                            --         --          --         --         --          --
Interest capitalized                                        --         --          --         --         --          --
Interest income                                             --         --          --         --         --          --
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes,
   and minority interest                                 3,360      2,887       3,915      4,813       (196)       (783)
==========================================================================================================================
Capital expenditures                                     4,192        908         118         92          5       6,811
==========================================================================================================================


Schedule of business segments (unaudited)
==========================================================================================================================
For the nine months ended September 30                 Refinery Services      Western Markets        Power Generation
(in thousands of dollars)
                                                       2003        2002       2003       2002        2003       2002
--------------------------------------------------------------------------------------------------------------------------
Revenue from external customers                         54,526     51,988      40,910     40,919      7,573      12,341
==========================================================================================================================
Earnings (loss) before the undernoted                   19,042     15,291      12,150     14,634     (1,328)     (1,157)
Depreciation, including loss on disposal                 9,541      8,980         999        976        755         867
Unusual items                                               --         --          --         --         --          --
Amortization of deferred charges
  and intangible assets                                     --         --          --         --         --          --
Interest expense                                            --         --          --         --         --          --
Interest capitalized                                        --         --          --         --         --          --
Interest income                                             --         --          --         --         --          --
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes,
   and minority interest                                 9,501      6,311      11,151     13,658     (2,083)     (2,024)
--------------------------------------------------------------------------------------------------------------------------
Total assets before goodwill and
   intangible assets (1)                               142,875    131,595      20,653     22,378      6,435       9,609
Goodwill and intangible assets (1)                      42,596     49,441       4,468      4,468      6,797       7,922
--------------------------------------------------------------------------------------------------------------------------
Total assets (1)                                       185,471    181,036      25,121     26,846     13,232      17,531
==========================================================================================================================
Capital expenditures                                    27,324     11,552         353        377         83      13,423
==========================================================================================================================
(1) 2002 assets at December 31

[Table Continued]

Schedule of business segments (unaudited)
===================================================================================================
For the three months ended September 30                  Corporate Support            Total
(in thousands of dollars)
                                                            2003       2002        2003       2002
---------------------------------------------------------------------------------------------------
Revenue from external customers                               --         --      33,884     34,036
===================================================================================================
Earnings (loss) before the undernoted                     (2,641)    (1,743)      7,893      8,784
Depreciation, including loss on disposal                      48         54       3,503      3,664
Unusual items                                                 --      1,251          --      1,251
Amortization of deferred charges
 and intangible assets                                       180        129         180        129
Interest expense                                           2,748      2,367       2,748      2,367
Interest capitalized                                        (953)      (392)       (953)      (392)
Interest income                                             (315)      (419)       (315)      (419)
---------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes,
   and minority interest                                  (4,349)    (4,733)      2,730      2,184
===================================================================================================
Capital expenditures                                          51         70       4,366      7,881
===================================================================================================


Schedule of business segments (unaudited)
===================================================================================================
For the nine months ended September 30                   Corporate Support            Total
(in thousands of dollars)
                                                         2003        2002       2003       2002
---------------------------------------------------------------------------------------------------
Revenue from external customers                               --         --     103,009    105,248
===================================================================================================
Earnings (loss) before the undernoted                     (5,802)    (7,659)     24,062     21,109
Depreciation, including loss on disposal                     149        162      11,444     10,985
Unusual items                                                 --     (2,361)         --     (2,361)
Amortization of deferred charges
  and intangible assets                                      548        391         548        391
Interest expense                                           7,121     11,294       7,121     11,294
Interest capitalized                                      (2,523)    (1,952)     (2,523)    (1,952)
Interest income                                             (482)    (1,714)       (482)    (1,714)
---------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes,
   and minority interest                                 (10,615)   (13,479)      7,954      4,466
---------------------------------------------------------------------------------------------------
Total assets before goodwill and
   intangible assets (1)                                  49,446     13,608     219,409    177,190
Goodwill and intangible assets (1)                            --         --      53,861     61,831
---------------------------------------------------------------------------------------------------
Total assets (1)                                          49,446     13,608     273,270    239,021
===================================================================================================
Capital expenditures                                         138        158      27,898     25,510
===================================================================================================
(1) 2002 assets at December 31

                                                                       MARSULEX

MARSULEX INC.  -  Third Quarter 2003
-------------

MANAGEMENT DISCUSSION & ANALYSIS

The following provides additional analysis of Marsulex's operations and financial position. It is supplementary information and should be read in conjunction with the consolidated financial statements and accompanying notes.

REVIEW OF THIRD QUARTER 2003

o EBITDA for the third quarter of 2003 was significantly ahead of the third quarter of 2002 after adjusting for the negative effect of foreign exchange on EBITDA which totaled approximately $2 million.
o The Refinery Services Group reported higher EBITDA than last year, reflecting solid performances from each part of the group's operations. The results were achieved despite the impact of the lower US dollar on US denominated earnings.
o Western Markets Group recorded EBITDA that met expectations, and as indicated previously, was lower than the exceptional levels reported in the same period last year.
o The Power Generation Group reported a breakeven performance for the quarter, which reflected fees from the Shajiao project in China offset by the group's continuing investment in air quality compliance solutions for the power sector.
o The Company completed the construction of its portion of the Syncrude project on schedule, on budget and ready for commissioning and startup, which is tied to Syncrude's UE-1 upgrader project.
o On October 7, 2003 the Company acquired the Prince George, British Columbia sulphur products assets from Duke Energy Gas Transmission for a purchase price, including an estimate of related fees and expenses, of approximately $12.8 million financed entirely through existing cash. The operation upgrades molten sulphur, a by-product of environmental controls in the western Canadian oil and gas industry, into higher value industrial chemicals, which are used primarily for the forest products and water treatment industries. Following completion of the acquisition, the operation will be integrated into the Company's Western Markets Group and it will contribute to earnings starting in the fourth quarter.

RESULTS OF OPERATIONS

The Company is focused on providing outsourced environmental compliance solutions to the oil refining and power generation industries through its Refinery Services and Power Generation operating groups. The Western Markets Group upgrades and distributes sulphur-based by-products produced as part of air quality compliance. A fourth, non-operating group, Corporate, provides centralized services such as project execution support, finance, information systems, human resources, and risk management to the operating groups.

Revenue and Gross Profit
Consolidated revenue was $33.9 million for the third quarter in 2003, comparable to the $34.0 million for the same period in 2002, reflecting the improved Refinery Services performance and the fees earned by the Power Generation Group Shajiao project, offset by lower revenues from Western Markets. Revenue for the nine months ended September 30, 2003 was $103.0 million compared with $105.2 million for the nine months ended September 30, 2002, a decrease of $2.2 million, or 2.1%. This primarily reflects the improved performance in Refinery Services, offset by the completion of the Virginia Power project in the first quarter of 2002.

Gross profit for the third quarter in 2003 of $12.8 million was comparable to the gross profit for the same period in 2002. For the nine months ended September 30, 2003 gross profit was $36.8 million, up $0.8 million or 2.2% when compared to the $36.0 million for the same period in 2002. As a percentage of revenue, gross profit increased from 37.6% for the third quarter in 2002 to 37.8% for the same period in 2003. Gross profit as a percent of revenue increased from 34.2% for the nine months ended September 30, 2002 to 35.7% for the same period in 2003. This reflects the improved quality of earnings resulting from the Company's increased focus on outsourced air quality compliance solutions.

Refinery Services provides outsourced compliance services to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, SO2 recovery to ensure air quality compliance, and regeneration of spent sulphuric acid produced during the octane enhancement of gasoline.

Refinery Services' revenue was $17.6 million for the third quarter in 2003 compared to $17.3 million for the same period in 2002, and was $54.5 million for the nine months ended September 30, 2003 compared to $52.0 million for the same period in 2002. This reflects solid performances in 2003 from all of the Group's operations. The results were negatively affected by the impact of the lower US dollar. The rate used to translate the US denominated refinery results in the current period was a year to date average rate of 1.4272 compared to the 2002 year to date average of 1.5668.

Western Markets upgrades sulphur-based by-products produced as part of air quality compliance activities. For example, it is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. This and other chemicals are marketed to customers in North America.

Revenue for Western Markets for the third quarter in 2003 was $13.3 million compared with $14.1 million for the same period in 2002, a decrease of 5.7%. This decline in revenue from the unusually high levels last year was anticipated and is due mainly to last year's strong demand for pulp and paper bleaching chemicals and for water treatment chemicals. For the nine months ended September 30, 2003 and for the same period in 2002, revenue for Western Markets was $40.9 million.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. These services enable power generators to meet compliance obligations, as well as to achieve fuel flexibility and access to the savings of lower cost high-sulphur fuel. A newly developed service -- CleanStack(TM) -- a solution for sulphur trioxide emissions of utilities is now being marketed.

Revenue for Power Generation was $3.0 million for the third quarter in 2003, up $0.3 million from the same period in 2002 and reflects the fees earned on the Shajiao project. Revenue for the Power Generation Group was $7.6 million for the nine months ended September 30, 2003 compared to $12.3 million for the same period in 2002, a decrease of $4.7 million. The decrease was primarily the result of the completion of the Virginia Power project in the first quarter of 2002 partially offset by the fees earned on the Shajiao project.

Selling, General, Administrative and Other Costs ("SGA")
SGA costs were $4.5 million for the third quarter in 2003 compared to $4.8 million for the same period in 2002, a decrease of $0.3 million or 6.3%. For the nine months ended September 30, 2003, SGA costs were $14.6 million compared to $15.8 million for the same period in 2002, a decrease of $1.2 million or 7.6%. The decrease reflects the positive impact of cost saving initiatives implemented in the last half of 2002 in both the operating and corporate groups.

Foreign Exchange Gains and Losses
The Company has US based operations and reports in Canadian dollars and therefore can be exposed to foreign exchange fluctuations in the following three areas, (1) monetary assets and liabilities, primarily working capital,
(2) revenues and expenses, and (3) the self-sustaining operations including the Senior Subordinated Notes.

Monetary Assets and Liabilities, Primarily Working Capital
The gains or losses arising from the translation of US dollar denominated monetary assets and liabilities, excluding the US self-sustaining operations, have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and the gains and losses resulting from holding these assets and liabilities since the previous balance sheet date are recorded in the statement of operations. The 22.4(cent) decline in the US dollar from the December 31, 2002 rate of 1.5789 to the September 30, 2003 rate of 1.3546, resulted in the foreign exchange gain of $1.9 million for the nine months ended September 30, 2003 on the US denominated net monetary liability position. During the third quarter of 2003, the September 30, 2003 rate increased from the June 30, 2003 rate of 1.3489 although the impact was offset by the decrease in net liabilities and resulted in the foreign exchange loss of $0.4 million for the third quarter in 2003. If the US dollar remains unchanged at the more recent rate of 1.3362 at November 4, 2003 and there is no change in the net monetary items, the foreign exchange gain of $1.9 million would be increased by approximately $0.1 million in the fourth quarter.

Revenues and Expenses
In addition to the above holding gain, the financial results of the Company are impacted by foreign exchange fluctuations when translating the Company's US operating results into its Canadian dollar reporting currency. Unlike other Canadian companies whose US denominated revenues are exposed when matched against Canadian expenses, the impact of exchange fluctuations on the Company's EBITDA is limited as both the revenues and expenses for these operations are denominated in US dollars and are translated at the average rate in effect during the year. The Company's debt and related interest expense are also denominated in US dollars and hedges the US dollar cash flow from operations and when combined with US dollar depreciation and amortization expenses, limits the exposure to net income. The following table illustrates the foreign exchange impact of a one-cent decline in the US dollar on the Company's US denominated operating results for the nine months ended September 30, 2003:

===============================================================================

(in thousand of dollars)
-------------------------------------------------------------------------------

Gross Profit                                                           (129)
SGA costs                                                                41
-------------------------------------------------------------------------------
EBITDA                                                                  (88)
Depreciation and amortization of deferred
   charges and intangible assets                                         63
Net Interest expense                                                     44

-------------------------------------------------------------------------------
Earnings before income taxes and minority interest (1)                   19

===============================================================================
(1) This excludes the foreign exchange impact on translation of US denominated monetary assets and liabilities.

Self-sustaining Operations
The Company's US based operations are considered to be self-sustaining as they are both operationally and financially independent. The US dollar denominated Senior Subordinated Notes were used to finance these operations and provide a natural hedge of the assets. As a result, gains or losses arising from the translation of the assets and liabilities of the self-sustaining operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of the shareholders' equity on the balance sheet. This recognizes the long-term nature of the investment and that fluctuations in foreign exchange rates do not affect the Company's current earnings.

Earnings before interest, tax, depreciation and amortization (EBITDA)
EBITDA is presented because management believes it is a widely used financial indicator of the Company's ability to service and/or incur debt. EBITDA is not a recognized measure under Canadian generally accepted accounting principles
(GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating EBITDA may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies. The following details the Company's reconciliation of EBITDA to the consolidated statements of operations and to the segmented results of operations as presented in note 10 of the consolidated financial statements.

The consolidated statement of operations:

================================================================================================================
                                                                Three Months ended         Nine Months ended
                                                                   September 30               September 30
----------------------------------------------------------------------------------------------------------------
(in thousand of dollars)                                         2003          2002          2003        2002
----------------------------------------------------------------------------------------------------------------
EBITDA                                                          7,893         8,784        24,062      21,109
Loss on disposal of property, plant and equipment                  --            --            --          20
Depreciation                                                    3,503         3,664        11,444      10,965
Unusual items loss (gain)                                          --         1,251            --      (2,361)
Amortization of deferred charges and intangible assets            180           129           548         391
Interest expense                                                2,748         2,367         7,121      11,294
Interest capitalized                                             (953)         (392)       (2,523)     (1,952)
Interest income                                                  (315)         (419)         (482)     (1,714)

----------------------------------------------------------------------------------------------------------------
Earnings before income taxes and minority interest              2,730         2,184         7,954       4,466

================================================================================================================

EBITDA for the third quarter in 2003 was $7.9 million compared to $8.8 million for the same period in 2002. As a percent of revenue, EBITDA for the third quarter in 2003 was 23.3% compared to 25.9% for the same period in 2002, largely reflecting the impact of the third quarter 2003 foreign exchange loss. For the nine months ended September 30, 2003 EBITDA was $24.1 million compared to $21.1 million for the same period in 2002, which as a percent of revenue was 23.4% for the nine months ended September 30, 2003, and 20.1% for the same period in 2002. On a four-quarter rolling basis, EBITDA as a percentage of revenue in the third quarter of 2003 of 22.8% continued to exceed the 20% target and the third quarter 2002 percentage of 18.9% despite the foreign exchange loss in the third quarter in 2003.

The operating segments for the third quarter ended September 30:

=======================================================================================================================
(in thousands of dollars)             Refinery Services     Western Markets     Power Generation    Corporate Support
                                       2003       2002      2003      2002       2003      2002      2003       2002
-----------------------------------------------------------------------------------------------------------------------
Revenue from external customers        17,583      17,327    13,333    14,052      2,968     2,657        --         --
-----------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing
 operations before the undernoted       6,231       5,888     4,249     5,140         54      (501)  (2,641)    (1,743)
Depreciation, including loss on
 disposal                               2,871       3,001       334       327        250       282       48         54
Unusual items                              --          --        --        --         --        --       --      1,251
Amortization of deferred charges
 and intangible assets                     --          --        --        --         --        --      180        129
Interest expense                           --          --        --        --         --        --    2,748      2,367
Interest capitalized                       --          --        --        --         --        --     (953)      (392)
Interest income                            --          --        --        --         --        --     (315)      (419)
-----------------------------------------------------------------------------------------------------------------------
Earnings (loss) (1)                     3,360       2,887     3,915     4,813       (196)     (783)  (4,349)    (4,733)
=======================================================================================================================


The operating segments for the nine months ended September 30:
=========================================================================================================================
(in thousands of dollars)            Refinery Services      Western Markets     Power Generation      Corporate Support
                                       2003       2002      2003      2002        2003      2002       2003       2002
-------------------------------------------------------------------------------------------------------------------------
Revenue from external customers        54,526      51,988    40,910    40,919      7,573      12,341      --         --
-------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing
 operations before the undernoted      19,042      15,291    12,150    14,634     (1,328)     (1,157)  (5,802)    (7,659)
Depreciation, including loss on         9,541       8,980       999       976        755         867      149        162
 disposal
Unusual items                              --          --        --        --         --          --       --     (2,361)
Amortization of deferred charges
 and intangible assets                     --          --        --        --         --          --      548        391
Interest expense                           --          --        --        --         --          --    7,121     11,294
Interest capitalized                       --          --        --        --         --          --   (2,523)    (1,952)
Interest income                            --          --        --        --         --          --     (482)    (1,714)
-------------------------------------------------------------------------------------------------------------------------
Earnings (loss) (1)                     9,501       6,311    11,151    13,658     (2,083)     (2,024) (10,615)   (13,479)
=========================================================================================================================
(1) Earnings (loss) before income taxes, and minority interest.

For the third quarter in 2003, EBITDA for Refinery Services was $6.2 million compared to $5.9 million for the same period in 2002. The results reflected the continuation of the strong performances for the entire group's operations. These results were recorded despite the foreign exchange impact on the US denominated Refinery Services operations. For the nine months ended September 30, 2003, EBITDA for the group was $19.0 million compared to $15.3 million for the same period in 2002 and is primarily the result of the general improvement over last year in the group's operations.

Western Markets' EBITDA for the third quarter in 2003 was $4.2 million, down $0.9 million when compared to $5.1 million for the third quarter in 2002. For the nine months ended September 30, 2003, EBITDA for the group was $12.2 million compared to $14.6 million for the same period in 2002. Revenues were flat to last year but were offset by higher energy and raw material costs.

EBITDA for Power Generation for the third quarter in 2003 was a profit of $0.1 million compared to a loss of $0.5 million for the same period in 2002. For the nine months ended September 30, 2003, the Power Generation Group generated a loss of $1.3 million compared to a loss of $1.2 million for the same period in 2002. This reflects the Company's continued investment in this strategic business and the completion of the Virginia Power project in the first quarter of 2002, offset by the fees earned on the Shajiao project. The Power Generation segment also includes the Company's first outsourcing agreement in the cement industry with Holcim Inc., under which the customer takes all of the production from the Company's CP-Gyp facility in Dundee, Michigan. For a number of reasons, the customer stopped accepting product in March of 2003 and the Company subsequently idled the plant. In accordance with the terms of the agreement, arbitration is being pursued. As noted in the 2002 Annual Report, the Company had a net asset value at December 31, 2002 in the CP-Gyp facility and operations of approximately US $5 million.

Corporate costs for the third quarter in 2003 were $2.6 million compared to $1.7 million for the same period in 2002. For the nine months ended September 30, 2003, corporate costs were $5.8 million compared to $7.7 million for the same period in 2002. The following table illustrates that when the impact of foreign exchange gains and losses are ignored, Corporate costs have decreased and reflect the cost savings initiated last year.

================================================================================
                                    Three Months ended       Nine Months ended
                                       September 30             September 30
--------------------------------------------------------------------------------
(in thousand of dollars)              2003        2002         2003        2002
--------------------------------------------------------------------------------

Corporate costs                      2,211       2,597        7,719      8,499
Foreign exchange losses (gains)        430        (854)      (1,917)      (840)

--------------------------------------------------------------------------------
Net costs                            2,641       1,743        5,802      7,659

================================================================================

Depreciation
Depreciation expense for the third quarter in 2003 was $3.5 million compared to $3.7 million for the same period in 2002, an decrease of $0.2 million or 5.4%. For the nine months ended September 30, 2003, depreciation was $11.4 million, up $0.4 million over the same period in 2002. This increase is primarily attributable to depreciation relating to the new BP Whiting facility offset by lower depreciation expense for the US denominated operations.

Interest Expense, net of interest income and capitalized interest
================================================================================
                                    Three Months ended       Nine Months ended
                                       September 30             September 30
--------------------------------------------------------------------------------
(in thousand of dollars)              2003        2002         2003       2002
--------------------------------------------------------------------------------

Interest expense                    2,748        2,367        7,121     11,294
Interest capitalized                 (953)        (392)      (2,523)    (1,952)
Interest income                      (315)        (419)        (482)    (1,714)

--------------------------------------------------------------------------------
Net interest expense                1,480        1,556        4,116      7,628

================================================================================

Net interest expense was $1.5 million for the third quarter in 2003, a decrease of $0.1 million or 6.3% from the $1.6 million net interest expense for the same period in 2002 the result of the interest costs relating to the completion of the Syncrude project financing offset by the lower cost of the interest due to foreign exchange on the US denominated debt. For the nine months ended September 30, 2003, net interest expense was $4.1 million compared to $7.6 million for the same period in 2002. The decrease is primarily the result of the purchase of the Senior Subordinated Notes in August 2002 and the lower interest cost due to foreign exchange on the US denominated debt.

The reduction in interest income is due to lower cash balances.

Income Taxes
Total income tax expense for the third quarter in 2003 was $0.1 million on earnings before income taxes and minority interest of $2.7 million. For the nine months ended September 30, 2003, income tax expense was $0.4 million on earnings before income taxes and minority interest of $8.0 million. This resulted in an overall effective income tax rate of 3.7% and 5.0% for the third quarter and nine months ended September 30, 2003, compared to a statutory rate of 36.6% and reflects the utilization of tax loss carryforwards the benefit of which has not been previously recognized.

The Company continues to expect cash taxes for the 2003 year to be under $1 million.

Net Earnings
For the third quarter in 2003, the Company earned $2.6 million compared to a net earnings of $1.2 million for the same period in 2002, a $1.4 million improvement. This is the result of the improvement in EBITDA offset by the impact of foreign exchange. The net earnings for the nine months ended September 30, 2003 was $7.6 million compared to net earnings of $1.7 million for the same period in 2002. The nine months ended in 2002 included the net gain of $2.4 million relating to the sale of the parts and services business and the costs on the early retirement of debt. When the impact of these unusual items is removed from the nine months in 2002, the Company's earnings improved $8.3 million and reflect the improved EBITDA, the reduced net interest expense resulting from the purchase of the Senior Subordinated Notes and the elimination of the minority interest resulting from the acquisition of the remaining 35% interest in Sulconam Inc.

CONSOLIDATED BALANCE SHEETS

Total assets were $273.3 million at September 30, 2003 compared to $239.0 million at December 31, 2002.

The net book value of property, plant, and equipment at September 30, 2003 increased to $144.1 million from the December 31, 2002 balance of $134.4 million. This increase is primarily due to capital additions during the nine months in 2003 of $27.9 million offset by depreciation expense of $11.4 million, and the foreign exchange impact of a stronger Canadian dollar versus the US dollar for US property, plant, and equipment, the impact of which is included in the foreign currency translation adjustment.

Accounts receivable decreased by $3.1 million to $22.2 million from the December 31, 2002 balance of $25.3 million. Total current liabilities increased by $4.9 million to $26.3 million from the December 31, 2002 balance of $21.4 million reflecting the timing in payments relating to income taxes and interest accrued on the Senior Subordinated Notes which is payable on December 31, 2003.

The $26.4 million increase in debt from the December 31, 2002 balance is the result of the $40.0 million loan relating to the Syncrude project offset by the impact of the strengthening of the Canadian dollar versus its US counterpart on the US denominated Senior Subordinated Notes. The foreign exchange gain relating to the US denominated Senior Subordinated Notes is included in the foreign currency translation adjustment.

Share Capital Outstanding
-------------------------------------------------------------------------------
                                              September 30,        December 31,
                                                  2003                 2002
-------------------------------------------------------------------------------

Number of common shares                          26,873,550         26,833,550
Number of convertible shares, non-voting          4,720,182          4,720,182
Number of options                                 2,597,449          2,674,450

===============================================================================

During the third quarter, 40,000 common shares were issued upon the exercise of stock options for cash proceeds of $113,000.

On June 17, 2003, the Company filed a Notice of Intention to make a Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange, pursuant to which the Company may purchase up to 1,341,677 of its common shares, representing approximately 5% of its 26,833,550 issued and outstanding common shares at June 12, 2003. The NCIB commenced on June 19, 2003 and will terminate on June 18, 2004. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. During the period June 19, 2003 and September 30, 2003, the Company did not acquire any shares for cancellation pursuant to the Notice of Intention to make a Normal Course Issuer Bid.

Financial Condition & Liquidity
-------------------------------------------------------------------------------
                                              September 30,        December 31,
                                                  2003                 2002
-------------------------------------------------------------------------------

Cash and cash equivalents and cash held
  in trust (in millions of dollars)               $ 46.0              $ 7.9
Debt (in millions of dollars)                     $122.3              $95.9
Net debt (1) (in millions of dollars)             $ 76.3              $88.0

Debt to Equity                                      1.2x               1.0x
Net debt to EBITDA (2)                              2.5x               3.1x
Net debt to Equity                                  0.8x               1.0x
Interest coverage (EBITDA(2) to interest
expense net of capitalized interest(3))             4.9x               2.5x

===============================================================================
(1) Net debt is defined as total debt less cash and cash equivalents and cash held in trust.
(2) For the last four quarters ending September 30, 2003 and December 31, 2002.
(3) Interest expense net of capitalized interest for the last four quarters ending September 30, 2003 and December 31, 2002.

Cash and cash equivalents at the end of the third quarter in 2003 were $27.1 million compared to $7.9 million at December 31, 2002 with excess cash invested in short-term, interest-bearing deposits. The increase is the result of the increase in cash from operations and the cash received from the Syncrude project financing.

During the second quarter in 2003 the Company secured long term financing for the Syncrude project and $40.0 million was advanced to a loan account which is held in trust. Cash draws are made on this account as construction of the facilty progresses. As of September 30, 2003, $21.1 million in cash was drawn from the account to fund the capital expenditures made by the Company on the project leaving a balance of $18.9 million held in trust and recorded separately in current assets as cash held in trust. $11.4 million of this balance will be used to fund the remaining capital commitments, which includes the costs of commissioning the facility. Under the terms of the agreement, $7.5 million of the funds are required to remain in trust until the facility is successfully started up and commissioned at which time it will become available for general use.

The financing is secured by the assets of a wholly owned subsidiary of the Company and by a general guarantee from the Company until the successful startup of the facility as defined under the terms of the loan agreement, at which time the general guarantee is released and the loan will be secured by the subsidiary's assets. If, after the successful startup of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility.

The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest-only payment required until the successful startup of the facility, at which time the repayment of principal will be made over the next 15 years with repayments expected to commence in January 2005.

The Company generates positive cash flows from operations which are used to meet its obligations under the Senior Subordinated Notes and to fund its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company's presence in new markets and, to the extent required, the Company will seek new outside financing to fund this growth strategy.

The focus on long term fee-based contracts contributes to the Company's positive and stable cash flows, but given its reliance on debt to finance the growth strategy, S&P revised its credit rating of the Company on June 2, 2003 to BB- from the BB rating received in June 1998. Consequently, the rating on the Senior Subordinated Notes was revised to B from the 1998 rating of B+. The revised rating did not have an impact on the current debt related covenants.

Although some of the Company's financial indicators have improved, the increased debt for the Syncrude project will cause these indicators to change until the project is completed.

Working Capital
The Company's working capital, excluding cash and cash equivalents, cash held in trust, and current portion of long-term debt, was under $0.1 million at September 30, 2003 compared to $8.1 million at December 31, 2002 and is primarily the result of the decrease in accounts receivable and the increase in current liabilities, namely taxes payable and accrued interest expense. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The decrease in working capital resulted in a decrease in the current ratio, excluding cash and cash equivalents and cash held in trust, from 1.38:1 at the end of 2002 to 1:1 at the end of the third quarter in 2003.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow from Operations
For the third quarter in 2003, the Company generated $6.1 million in cash from operations before changes in non-cash working capital, compared to $6.0 million for the same period in 2002 and for the nine months ended September 30, 2003 cash from operation before changes in non-cash working capital was $19.0 million, compared to $11.2 million for the same period in 2002. The $7.8 million increase was due to the increase in earnings and the lower interest expense. The significant improvement in the changes to non-cash operating working capital when comparing to last year is largely due to the reduction in the investment in working capital to support Power Generation projects in the prior year. This reduction is a direct result of the transitioning over the last few years of the Power Generation Group's focus to licensing and technology income.

Capital Expenditures
===============================================================================
                                    Three Months ended        Nine months ended
                                       September 30              September 30
-------------------------------------------------------------------------------
(in thousand of dollars)                2003       2002         2003     2002
-------------------------------------------------------------------------------

Expansion projects                     3,023      6,120       24,620      20,785
Maintenance capital                    1,343      1,761        3,278       4,725

-------------------------------------------------------------------------------
Total capital expenditures (1)         4,366      7,881       27,898      25,510

===============================================================================
(1) During the three months ended September 30, 2003 $953,000 of financing costs were capitalized (three months ended September 2002--$392,000) and for the nine months ended September 30, 2003 $2,523,000 of financing costs were capital during (nine months ended September 30, 2002--$1,952,000).

Capital expenditures for the third quarter in 2003 were $4.4 million compared to $7.9 million for the same period in 2002 and for the nine months ended September 30, 2003, capital expenditures were $27.9 million compared to $25.5 million for the same period in 2002.

The Company completed the construction of its Syncrude project on schedule and on budget in September of this year with commissioning expected late in 2004 with startup and the related revenue stream from outsourced services expected to begin January 2005. Syncrude will reimburse the Company for its carrying costs during the period between the completion of construction and the startup of the facility. Startup is tied to the overall completion of Syncrude's Upgrader Expansion project.

OUTLOOK

The Company expects a strong performance from its core operating businesses with the Refinery Services Group achieving significantly improved results over last year and Western Markets reporting lower earnings more in line with its historical performance. Investment by the Power Generation Group will continue, with emphasis on the CleanStack(TM) SO3 emissions solution and the development of international business through new projects and the appointment of additional licensees.

The Company believes that with the expected performance of the Company's core businesses, together with the added contribution from the recently acquired sulphur products assets to be integrated into Western Markets, EBITDA for the year is to be ahead of expectations.







Forward-looking Statements
The foregoing may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 MARSULEX INC.


November 10, 2003                By:     /s/ Lucio Milanovich
                                         --------------------
                                         Lucio Milanovich
                                         Director, Finance